Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2012.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2012.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (5) the term “Fly Peridot” refers to our subsidiary, Fly Peridot Holdings Limited; (6) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (9) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (10) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (11) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (12) the term “GAAM” refers to Global Aviation Asset Management; and (13) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF MARCH 31, 2013 (UNAUDITED) AND DECEMBER 31, 2012

(Dollar amounts in thousands, except par value data)

	March 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	$196,724	$163,124
Restricted cash and cash equivalents	148,004	137,457
Rent receivables	3,851	3,124
Investment in unconsolidated subsidiaries	6,730	6,308
Flight equipment held for operating lease, net	2,516,513	2,616,864
Deferred tax asset, net	6,112	9,450
Fair market value of derivative assets	78	319
Other assets, net	28,138	32,026

Total assets	2,906,150	2,968,672

Liabilities
Accounts payable and accrued liabilities	14,268	15,662
Rentals received in advance	12,471	14,402
Payable to related parties	3,738	2,789
Security deposits	45,326	47,474
Maintenance payment liability	216,020	225,733
Secured borrowings, net	1,981,774	2,052,412
Fair market value of derivative liabilities	38,837	48,967
Other liabilities	30,377	29,231

Total liabilities	2,342,811	2,436,670

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 28,124,536 and 28,040,305 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	484,539	482,733
Retained earnings	109,377	83,138
Accumulated other comprehensive loss, net	(30,605)	(33,897)

Total shareholders’ equity	563,339	532,002

Total liabilities and shareholders’ equity	$2,906,150	$2,968,672

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended March 31, 2013	Three months ended March 31, 2012
Revenues
Operating lease revenue	$107,374	$102,422
Equity earnings from unconsolidated subsidiaries	422	1,855
Gain on sale of aircraft	6,451	—
Interest and other income	118	230

Total revenues	114,365	104,507

Expenses
Depreciation	34,536	34,175
Interest expense	31,021	37,022
Selling, general and administrative	9,704	9,417
Ineffective, dedesignated and terminated derivatives	(68)	(19)
Maintenance and other costs	1,390	878

Total expenses	76,583	81,473

Net income before provision for income taxes	37,782	23,034
Provision for income taxes	4,937	2,647

Net income	$32,845	$20,387

Weighted average number of shares:
Basic	28,069,196	25,714,002
Diluted	28,162,680	25,838,621
Earnings per share:
Basic and Diluted	$1.15	$0.78
Dividends declared and paid per share	$0.22	$0.20

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2013	Three months ended March 31, 2012
Net income	$32,845	$20,387
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	4,108	4,996
Reclassification from other comprehensive income into earnings, net of deferred tax (2)	(69)	(74)

Comprehensive income	$36,884	$25,309

(1)	Deferred tax expense was $0.6 million and $0.8 million for the three month periods ended March 31, 2013 and 2012, respectively.
(2)	Deferred tax benefit was $10,000 and $11,000 for the three month periods ended March 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2012	100	$—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(5,138)	—	(5,138)
Dividend equivalent	—	—	—	—	—	(208)	—	(208)
Shares issued in connection with vested share grant	—	—	83,588	—	—	—	—	—
Share-based compensation	—	—	—	—	843	—	—	843
Net income	—	—	—	—	—	20,387	—	20,387
Net change in the fair value of derivatives, net of deferred tax liability of $773	—	—	—	—	—	—	4,996	4,996
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $11	—	—	—	—	—	—	(74)	(74)

Balance March 31, 2012 (unaudited)	100	$—	25,769,115	$26	$456,029	$73,023	$(65,239)	$463,839

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2013	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(6,169)	—	(6,169)
Dividend equivalents	—	—	—	—	—	(437)		(437)
Shares issued in connection with vested share grants	—	—	83,588	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	1,806	—	—	1,806
Derivative instruments terminated in connection with aircraft sale, net of deferred tax liability of $320 (1)	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	32,845	—	32,845
Net change in the fair value of derivatives, net of deferred tax liability of $605 (1)	—	—	—	—	—	—	4,108	4,108
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $10 (1)	—	—	—	—	—	—	(69)	(69)

Balance March 31, 2013 (unaudited)	100	$—	28,124,536	$28	$484,539	$109,377	$(30,605)	$563,339

(1)	See Note 6 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2013	Three months ended March 31, 2012
Cash Flows from Operating Activities
Net Income	$32,845	$20,387
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiaries	(422)	(1,855)
Gain on sale of aircraft	(6,451)	—
Depreciation	34,536	34,175
Amortization of debt issuance costs	1,101	980
Amortization of lease incentives	1,934	1,704
Amortization of lease discounts/premiums and other items	1,980	1,244
Amortization of fair market value adjustments associated with the GAAM acquisition	4,522	6,422
Share-based compensation	1,806	843
Deferred income taxes	4,074	2,180
Unrealized gain on derivative instruments	(68)	(104)
Security deposits and maintenance payment liability relieved	(26,648)	(15,880)
Security deposits and maintenance payment claims applied towards operating lease revenues	(1,040)	(3,513)
Changes in operating assets and liabilities:
Rent receivables	(974)	1,052
Other assets	1,666	1,508
Payable to related parties	(534)	(4,174)
Accounts payable and accrued liabilities	394	283
Rentals received in advance	(1,931)	(360)
Other liabilities	3,079	1,575

Net cash flows provided by operating activities	49,869	46,467

Cash Flows from Investing Activities
Distributions from unconsolidated affiliates	—	182
Purchase of flight equipment	—	(25,969)
Proceeds from sale of aircraft	31,039	—
Lessor contribution to maintenance	(4,513)	(1,331)

Net cash flows provided by (used in) investing activities	26,526	(27,118)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(10,547)	48,493
Security deposits received	200	—
Security deposits returned	(872)	—
Maintenance payment liability receipts	13,615	11,420
Maintenance payment liability disbursements	(321)	(3,399)
Debt issuance costs	(292)	(594)
Proceeds from sale of notes payable	—	87,282
Proceeds from other aircraft secured borrowings	—	24,000
Repayment of secured borrowings	(37,972)	(104,760)
Dividends	(6,169)	(5,138)
Dividend equivalents	(437)	(208)

Net cash flows (used in) provided by financing activities	(42,795)	57,096

Net increase in cash	33,600	76,445
Cash at beginning of period	163,124	82,105

Cash at end of period	$196,724	$158,550

Supplemental Disclosure:
Cash paid during the period for:
Interest	$25,298	$31,055
Taxes	2,149	85
Noncash Activities:
Security deposits applied to rent receivables	247	1,000
Lease incentive obligation applied to operating lease revenue	1,040	—
Security deposits assumed on purchase of flight equipment	—	920
Noncash activities in connection with sale of aircraft:
Secured borrowings assumed by buyer	38,500	—
Derivative liabilities assumed by buyer	5,000	—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the three months ended March 31, 2013

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to its Manager for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). On December 28, 2012, Fly sold its 15.0% interest in BBAM LP to Onex Corporation and its affiliates (collectively, “Onex”).

Fly accounts for its interest in unconsolidated subsidiaries using the equity method as the Company does not control the entities. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

The Company has one operating and reportable segment which is aircraft leasing.

The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.

Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued guidance which requires companies to present in one place, information about reclassifications out of accumulated other comprehensive income (“AOCI”). It also requires companies to present the reclassifications by component. For significant items reclassified out of AOCI to net income in their entirety, companies must disclose the line item on the statement of income that was affected. This can be done on the face of the statement in certain circumstances or in the notes. For significant items not reclassified to net income in their entirety during the reporting period, companies must cross-reference the note where additional details about the effects of the reclassification are disclosed. The Company adopted the guidance prospectively commencing in the 2013 fiscal year and interim periods within the year.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of March 31, 2013 and December 31, 2012, the Company had 100 and 109 aircraft held for operating leases, respectively. During the three month period ended March 31, 2013, the Company sold nine aircraft and recognized a pre-tax gain on sale of $6.5 million. The buyer of six of the aircraft also assumed the underlying debt financing and derivative instruments associated with the aircraft.

As of March 31, 2013 and December 31, 2012, flight equipment held for operating leases consisted of the following:

	March 31, 2013	December 31, 2012
	(Dollars in thousands)
Cost	$2,968,937	$3,047,274
Accumulated depreciation	(452,424)	(430,410)

Flight Equipment Held for Operating Leases, net	$2,516,513	$2,616,864

The Company capitalized $2.9 million and $0.1 million of major maintenance expenditures for the three month periods ended March 31, 2013 and 2012, respectively. These amounts have been included in flight equipment held for operating leases.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	March 31, 2013		December 31, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$360,958	15%	$365,411	14%
Other	649,552	25%	714,075	27%

Europe — Total	1,010,510	40%	1,079,486	41%

Asia and South Pacific:
China	297,091	12%	300,568	11%
India	124,731	5%	146,659	6%
Other	210,429	8%	265,911	10%

Asia and South Pacific — Total	632,251	25%	713,138	27%

North America:
United States	262,711	11%	266,603	10%
Other	34,278	1%	34,650	2%

North America — Total	296,989	12%	301,253	12%

Mexico, South and Central America:
Mexico	167,586	7%	169,710	6%
Other	83,470	3%	97,319	4%

Mexico, South and Central America — Total	251,056	10%	267,029	10%

Middle East and Africa — Total	161,719	6%	163,489	6%

Off-Lease — Total	163,988	7%	92,469	4%

Total flight equipment held for operating leases, net	$2,516,513	100%	$2,616,864	100%

At March 31, 2013, aircraft held for operating leases were on lease to 52 lessees in 32 countries. The Company had seven aircraft that were off-lease at March 31, 2013. At December 31, 2012, aircraft held for operating leases were on lease to 55 lessees in 32 countries. At December 31, 2012, the Company had six aircraft off-lease.

The distribution of operating lease revenue by geographic region for the three month periods ended March 31, 2013 and 2012 is as follows:

	Three months ended March 31, 2013		Three months ended March 31, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$17,788	17%	$11,510	11%
Ukraine	9,831	9%	62	0%
Other	20,514	19%	31,017	31%

Europe — Total	48,133	45%	42,589	42%

Asia and South Pacific:
India	10,484	10%	18,461	18%
China	9,234	9%	9,216	9%
Other	7,841	7%	8,591	8%

Asia and South Pacific — Total	27,559	26%	36,268	35%

North America:
United States	10,327	10%	10,328	10%
Other	973	1%	974	1%

North America — Total	11,300	11%	11,302	11%

Mexico, South and Central America:
Mexico	4,695	4%	4,692	4%
Other	11,195	10%	2,771	3%

Mexico, South and Central America — Total	15,890	14%	7,463	7%

Middle East and Africa — Total	4,492	4%	4,800	5%

Total Operating Lease Revenue	$107,374	100%	$102,422	100%

No customer accounted for 10% or more of the total operating lease revenue for the three month period ended March 31, 2013. The Company had one customer that accounted for 14% of the total operating lease revenue for the three month period ended March 31, 2012, most of which was attributable to non-recurring end of lease revenue associated with the termination of two leases. During the three month period ended March 31, 2012, the Company did not accrue rent from two lessees due to concerns about their financial condition and only recognized revenue as cash was received from these lessees. The leases related to those lessees were terminated in the first quarter of 2013. During the three month period ended March 31, 2012, the Company recognized revenue, excluding end of lease income, from those lessees of $3.7 million.

For the three month periods ended March 31, 2013 and 2012, the Company recognized end of lease revenue of $30.6 million and $15.9 million, respectively.

The amortization of lease premiums, net of lease discounts, which has been included as a component of operating lease revenue, was approximately $1.3 million for the three month period ended March 31, 2013. Amortization of lease discounts, net of lease premiums, was approximately $2.0 million for the three month period ended March 31, 2012.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.9 million and $1.7 million for the three month periods ended March 31, 2013 and 2012, respectively.

As of March 31, 2013 and December 31, 2012, the average remaining lease term of the Company’s aircraft portfolio, weighted by net book value, was 2.9 years and 3.2 years, respectively.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Investment in BBAM LP

On December 28, 2012, the Company sold its 15% interest in BBAM LP to Onex for $49.5 million, which it had purchased on April 29, 2010 for $8.75 million. BBAM provides management and administrative services to Fly, including servicing of its aircraft portfolio.

For the three month period ended March 31, 2012, the Company recognized $1.5 million in equity earnings from its investment in BBAM LP. No distributions were made by BBAM LP during the three month period ended March 31, 2012.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three month periods ended March 31, 2013 and 2012, the Company recognized $0.4 million and $0.3 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received no distributions during the three month period ended March 31, 2013. The Company received distributions of $0.2 million during the three month period ended March 31, 2012.

5. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of March 31, 2013 and December 31, 2012 are presented below:

	Net carrying value as of		Weighted average interest rate (1) as of
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	Maturity date
	(in thousands)
Notes Payable	$629,901	$639,281	3.64%	3.85%	November 2033
Nord LB Facility	483,245	490,717	4.17%	4.14%	November 2018
BOS Facility	263,866	268,625	5.22%	5.18%	April 2013 – December 2017
Term Loan	373,306	377,646	5.75%	5.75%	August 2018
Other aircraft secured borrowings	231,456	276,143	5.49%	5.54%	December 2013 – February 2019

Total	$1,981,774	$2,052,412

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes amortization of debt discounts.

Notes Payable

	Balance as of
	March 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Notes issued	$650,146	$660,444
Unamortized discount	(20,245)	(21,163)

Notes payable, net	$629,901	$639,281

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and, in certain circumstances, principal on the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. The final maturity date of the Notes is November 14, 2033.

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes. During the three month period ended March 31, 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million.

During the three month periods ended March 31, 2013 and 2012, the Company made principal payments of $10.3 million and $2.4 million, respectively. The payment made in 2012 was net of $0.1 million, which was paid to the Company in respect of the Notes it previously held.

During the three month period ended March 31, 2013, two aircraft which were collateral for the Notes were sold.

B&B Air Funding is subject to certain financial and operating covenants. As of March 31, 2013, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. B&B Air Funding has not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of the Company’s cash. The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

During the three month period ended March 31, 2012, the Company made principal repayments of $23.9 million under the B&B Air Acquisition Facility, which included a $16.1 million repayment using funds from a cash collateral account.

Nord LB Facility

	Balance as of
	March 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$499,750	$508,942
Unamortized debt discount	(16,505)	(18,225)

Nord LB Facility balance, net	$483,245	$490,717

As of March 31, 2013 and December 31, 2012, 18 aircraft were financed with a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). In February 2012, the Company completed an extension of the Nord LB Facility to November 2018.

The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate its exposure to interest rate fluctuations, the Company has entered into interest rate swap arrangements. The blended weighted average interest rates for the facility, excluding debt discount amortization, were 4.17% and 4.14% as of March 31, 2013 and December 31, 2012, respectively. As of March 31, 2013 and December 31, 2012, interest accrued on the facility totaled $0.9 million in each period.

The Company pays 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft. During the three month period ended March 31, 2013, the Company made total principal payments of $10.0 million. During the three month period ended March 31, 2012, the Company made total principal payments of $32.0 million, which included a $25.0 million principal payment made in connection with the Nord LB Facility extension.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of March 31, 2013, there was no default under the Nord LB Facility.

BOS Facility

	Balance as of
	March 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Senior tranches	$236,831	$242,815
Junior tranches	32,493	32,701

Total outstanding principal balance	269,324	275,516
Unamortized debt discount	(5,458)	(6,891)

BOS Facility balance, net	$263,866	$268,625

At March 31, 2013 and December 31, 2012, eleven aircraft were financed through a facility with Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”).

The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default. During the three month periods ended March 31, 2013 and 2012, the Company made total principal payments of $6.2 million and $7.5 million, respectively.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. As of March 31, 2013 and December 31, 2012, the weighted average interest rates on senior and junior tranche loans, excluding the debt discount amortization, are presented below:

	As of
	March 31, 2013	December 31, 2012
Fixed rate loans:
Senior tranches	5.89%	5.88%
Junior tranches	7.39%	7.39%
Variable rate loans:
Senior tranches	1.63%	1.64%
Junior tranches	2.90%	2.91%
Facility weighted average interest rate	5.22%	5.18%

As of March 31, 2013 and December 31, 2012, interest accrued on the facility totaled $0.4 million on each such date.

The borrowers in the BOS Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft. As of March 31, 2013, there was no default under the BOS Facility.

Term Loan

	Balance as of
	March 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$385,125	$390,062
Unamortized debt discount	(11,819)	(12,416)

Term Loan balance, net	$373,306	$377,646

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. On December 18, 2012, the Company re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, the Company paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million. The Term Loan was originally secured by 23 aircraft.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. The Company made a principal payment of $4.9 million during the first quarter of 2013. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of March 31, 2013, there was no breach of the LTV Maintenance Test. The Company is required to seek new appraisals semi-annually.

Until December 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by the Company on recourse basis. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed by the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft. The Company may substitute an aircraft with an appraised value equal to or greater than the subject aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

As of March 31, 2013, there was no default under the Term Loan. During the first quarter of 2013, the Company sold one aircraft financed through the Term Loan and as a result, 22 aircraft were financed under the Term Loan as of March 31, 2013.

Fly Acquisition II Facility

On November 7, 2012, the Company, through a wholly-owned subsidiary entered into a senior secured revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”). The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term, with a final maturity date of November 7, 2017. Borrowings under the Fly Acquisition II Facility may be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. As of March 31, 2013, the Company has not drawn down on the Fly Acquisition II Facility.

The Fly Acquisition II Facility has an availability period that ends on November 7, 2014. The outstanding aggregate amount of loans cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders. The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the CMV or BV appraisal.

The Company will pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. However, prior to financing the acquisition of the first aircraft, such commitment fee will accrue and only be payable on the earlier of the first acquisition or May 15, 2013. Borrowings under the Fly Acquisition II Facility will bear interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increases to 4.25%, 4.75% and 5.25%, respectively, for each subsequent year during the term.

During the availability period, the Company is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

The Company may make voluntary prepayments under the Fly Acquisition II Facility. In addition, the Company is required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft.

Borrowings are secured by the beneficial interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, all of the maintenance reserves in respect of the financed aircraft will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, the Company will be required to pledge to the lenders all maintenance reserves deemed to have been received in respect of the financed aircraft prior to such event of default.

The Company is subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

As of March 31, 2013, there was no default under the Fly Acquisition II Facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, the Company has entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of the Company’s rights, title and interest in the financed aircraft and related leases. The maturity date on each loan generally matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. The Company made principal payments totaling $6.6 million and $4.4 million during the three month periods ended March 31, 2013 and 2012, respectively.

These loans contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on the Company’s activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. None of these loans include any financial covenants. The Company was not in default under any of these debt financings at March 31, 2013.

As of March 31, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. In connection with the sale of six aircraft during the three month period ended March 31, 2013, the buyer assumed the obligations under the GAAM Facility No. 1.

As of March 31, 2013 and December 31, 2012, interest accrued on these loans totaled $0.8 million and $1.0 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt borrowings:

	Number of Aircraft Financed	Principal Balance Outstanding as of		Weighted Average Interest Rates (1)	Maturity Date
		March 31, 2013	December 31, 2012
		(in thousands)
GAAM Facility No. 1 (2)	—	$—	$42,090	—	—
GAAM Facility No. 2	2	31,011	31,630	6.30%	August 2014 – December 2015
GAAM Note Payable 1 (3)	1	19,763	19,989	1.82%	December 2015
GAAM Note Payable 2	1	16,355	16,696	6.22%	December 2017
GAAM Note Payable 3	1	13,778	14,194	5.69%	December 2016
GAAM Note Payable 4	1	13,935	14,419	5.87%	January 2018
Aircraft Note Payable 1	1	26,096	26,560	6.41%	December 2018
Aircraft Note Payable 2	1	26,562	27,008	7.20%	February 2019
Aircraft Note Payable 3	1	23,204	23,894	5.14%	December 2015
Aircraft Note Payable 4	1	17,097	17,611	5.33%	May 2016
Aircraft Note Payable 5	1	10,574	10,909	4.32%	December 2013
Aircraft Note Payable 6	1	10,519	10,835	4.65%	December 2013
Aircraft Note Payable 7	1	11,741	12,267	5.12%	June 2015
Aircraft Note Payable 8	1	11,746	12,273	5.12%	June 2015

Total outstanding principal balance		$232,381	$280,375
Unamortized debt discount (2) (3)		(925)	(4,232)

Other aircraft secured borrowings balance, net		$231,456	$276,143

(1)	Represents the contractual interest rates.
(2)	In connection with the sale of the six aircraft financed by this facility in March 2013, the buyer assumed the debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million. As of December 31, 2012, the unamortized discount associated with this facility totaled $3.2 million.

(3)	As of March 31, 2013 and December 31, 2012, the unamortized discount associated with GAAM Note Payable 1 totaled $0.9 million and $1.0 million, respectively.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement with an international commercial bank. The outstanding principal balance of $34.5 million was fully repaid during the three month period ended March 31, 2012.

6. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of March 31, 2013 and December 31, 2012, the Company had interest rate swap contracts with notional amounts aggregating $1.2 billion and $933.3 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $37.7 million and $47.5 million as of March 31, 2013 and December 31, 2012, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in a currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. As of March 31, 2013 and December 31, 2012, the Company had four cross currency swap contracts that were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $0.1 million and $0.3 million as of March 31, 2013 and December 31, 2012, respectively. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $1.1 million and $1.4 million as of March 31, 2013 and December 31, 2012, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three month period ended March 31, 2013, the Company recorded a net unrealized gain of $3.9 million, after the applicable net tax expense of $0.5 million. For the three month period ended March 31, 2012, the Company recorded a net unrealized gain of $5.0 million, after the applicable net tax expense of $0.8 million.

As of March 31, 2013, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates		Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	29	1/14/2015 - 11/14/2018	0.90 4.93	% - %	$1,184,563	$(39,187)	$2,478	$(36,709)	$4,563	$(31,789)	$21
Accrued interest					—	(1,007)	—	(1,007)	—	—	—

Total – designated derivative liabilities	29				$1,184,563	$(40,194)	$2,478	$(37,716)	$4,563	$(31,789)	$21

During the three month period ended March 31, 2013, the Company entered into an interest rate cap agreement which expires on August 11, 2014. The agreement limits the maximum LIBOR exposure on certain loan advances with an aggregate notional balance of $365.9 million to 1.25%. The Company paid a fee of $0.1 million which will be amortized over the term of the agreement. As of March 31, 2013, the designated derivative instrument, classified as a derivative asset, had a fair market value of $23,000.

Undesignated Derivatives

Cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to foreign currency exchange rates of the underlying contracts being different from market rates at the acquisition date, these contracts no longer qualified for hedge accounting treatment and were de-designated. Changes in the fair value of these derivatives are recorded directly into income.

As of March 31, 2013, the Company had the following undesignated derivative liability (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contracts	1	01/23/2014	—	$1AUD to 0.7803	$370	$(1,142)	$21	$(1,121)	$312

Total – undesignated derivative liabilities	1				$370	$(1,142)	$21	$(1,121)	$312

As of March 31, 2013, the Company had the following undesignated derivative assets (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar		Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Loss Recognized into Earnings
Cross currency swap contracts	3	4/8/2013	$ $	1EURO to 1.4317 - 1.4769	$471	$55	$—	$55	$(264)

Total – undesignated derivative assets	3				$471	$55	$—	$55	$(264)

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized as a reduction to interest expense over the original term of the contracts.

In connection with the sale of six aircraft by the Company during the three month period ended March 31, 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

7. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. As of March 31, 2013 and December 31, 2012, the Company had made grants aggregating 1,500,000 shares under the 2010 Plan, respectively.

A summary of the Company’s SAR activity for the three month period ended March 31, 2013 is presented below:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2012	892,004	$12.74
SARs granted	—	—
SARs exercised	(3,370)	$12.42
SARs canceled or forfeited	—	—

Outstanding at March 31, 2013	888,634	$12.74
Exercisable at March 31, 2013	589,063	$12.77

A summary of the Company’s RSU activity for the three month period ended March 31, 2013 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2012	284,014	$12.88
RSUs granted	—	—
RSUs vested	(83,588)	13.30
RSUs canceled or forfeited	—	—

Outstanding and unvested at March 31, 2013	200,426	$12.71

At March 31, 2013 and December 31, 2012, unvested RSUs and SARs had a weighted average remaining vesting term of 1.0 year in each period.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended March 31, 2013	Three months ended March 31, 2012
Risk-free interest rate	0.90% – 2.33%	1.74% – 2.73%
Volatility	53% – 63%	57% –70%
Expected life	6 – 9 years	6 – 9 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $1.8 million and $0.8 million for the three month periods ended March 31, 2013 and 2012, respectively. Unamortized share-based compensation expense totaled $2.3 million and $2.6 million at March 31, 2013 and December 31, 2012, respectively.

8. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg and Australia that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft. In addition, repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at 25.0% and 12.5% tax rates, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

The Company’s tax provision for the three month period ended March 31, 2012 also included U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes were included in BBAM LP’s results and were reflected in the Company’s equity earnings from BBAM LP.

Income tax expense by jurisdiction is shown below:

	Three months ended March 31, 2013	Three months ended March 31, 2012
	(Dollars in thousands)
Current tax expense:
Ireland	$667	$39
France	157	10
Luxembourg	39	—
United States	—	418

Current tax expense — total	863	467

Deferred tax expense:
Ireland	3,576	1,679
France	(15)	(4)
Australia	513	476
United States	—	29

Deferred tax expense — total	4,074	2,180

Provision for income taxes	$4,937	$2,647

The Company had no unrecognized tax benefits as of March 31, 2013 and December 31, 2012. The principal components of the Company’s net deferred tax asset (liability) were as follows:

	March 31, 2013	December 31, 2012
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$171,929	$165,397
Deductible intra-group interest	9,077	8,663
Net unrealized losses on derivative instruments	4,724	6,928
Basis difference on acquisition of GAAM Australian assets	13,835	16,493
Other	324	61
Valuation allowance	(21,930)	(24,588)

Total deferred tax asset	177,959	172,954

Deferred tax liability:
Excess of tax depreciation over book depreciation	(147,591)	(137,509)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(2,960)	(4,324)
Security deposits and maintenance reserve liability	(417)	(551)
Lease premiums, net	(286)	(307)
Net earnings of non-European Union member subsidiaries	(20,593)	(20,813)

Total deferred tax liability	(171,847)	(163,504)

Deferred tax asset, net	$6,112	$9,450

The Company had recorded a valuation allowance against a deferred tax asset in connection with the acquisition of GAAM’s Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary, the Company generated capital gains and has determined it can now utilize a portion of the deferred tax asset.

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented.

The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

9. SHAREHOLDERS’ EQUITY

The Company had a $25.0 million share repurchase program which expired in May 2013. On May 1, 2013, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

No shares were repurchased during the three month periods ended March 31, 2013 and 2012. During the three month period ended March 31, 2013, the Company issued 84,231 shares in connection with RSUs that vested and SARs that were exercised. As of March 31, 2013, there were 28,124,536 shares outstanding.

10. EARNINGS PER SHARE

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. For the three month period ended March 31, 2012, 232,821 SARs were excluded from the calculation of dilutive earnings per share as they were anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended March 31,
	2013	2012
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$32,845	$20,387
Less: Dividend equivalents paid on vested RSUs and SARs	(437)	(208)

Net income available to common shareholders	$32,408	$20,179

Denominator
Weighted average shares outstanding-Basic	28,069,196	25,714,002
Dilutive common equivalent shares:
RSUs	81,718	123,782
SARs	11,766	837

Weighted average shares outstanding-Diluted	28,162,680	25,838,621
Earnings per share:
Basic and Diluted	$1.15	$0.78

11. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

12. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $2.9 million and $3.2 million for the three month periods ended March 31, 2013 and 2012, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.5 million and $0.4 million for the three month periods ended March 31, 2013 and 2012, respectively.

The Company did not purchase any aircraft during the three month period ended March 31, 2013. For the three month period ended March 31, 2012, $0.4 million of origination fees were incurred for newly acquired aircraft. For the three month period ended March 31, 2013, fees of $1.5 million were incurred for disposed aircraft. The Company did not sell any aircraft during the three month period ended March 31, 2012.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is also subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three month periods ended March 31, 2013 and 2012, the Company incurred $2.6 million of Management Expenses for each period.

At March 31, 2013 and December 31, 2012, the Manager incurred reimbursable expenses totaling $0.3 million and $0.5 million, respectively, in connection with the performance of its services, which are payable by the Company.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated affiliates and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated affiliates under the equity method and records impairment when its fair value is less than its carrying value (Level 3). No impairment was recorded by the Company in regards its investments in unconsolidated affiliates during the three month periods ended March 31, 2013 and 2012.

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. No impairment was recorded by the Company with respect to its flight equipment held for operating lease during the three month periods ended March 31, 2013 and 2012.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	March 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$629,901	$572,129	$639,281	$587,795
Nord LB Facility	483,245	483,245	490,717	490,717
BOS Facility	263,866	261,574	268,625	266,794
Term Loan	373,306	390,902	377,646	397,864
Other aircraft secured debt	231,456	231,456	276,143	275,122
Derivative asset	78	78	319	319
Derivative liabilities	38,837	38,837	48,967	48,967

As of March 31, 2013 and December 31, 2012, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2013:
Derivative asset	—	$78	—	$78
Derivative liabilities	—	38,837	—	38,837
December 31, 2012:
Derivative asset	—	$319	—	$319
Derivative liabilities	—	48,967	—	48,967

14. SUBSEQUENT EVENTS

On April 15, 2013, the Company declared a dividend of $0.22 per share or approximately $6.2 million, payable on May 20, 2013 to shareholders of record at April 30, 2013.

On April 24, 2013, the Company purchased a B737-800 aircraft manufactured in 2013. To partially finance the acquisition, the Company drew down $30.7 million from the Fly Acquisition II Facility.

On May 1, 2013, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2012. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three month period ended March 31, 2013, we had net income of $32.8 million, or diluted earnings per share of $1.15. Included in net income for the three month period ended March 31, 2013 were gains from sale of aircraft of $6.5 million. Total revenues were $114.4 million and $104.5 million, which included end of lease revenue of $30.6 million and $15.9 million, for the three month periods ended March 31, 2013 and 2012, respectively.

Net cash flows provided by operating activities for the three month period ended March 31, 2013 totaled $49.9 million. Net cash flow provided by investing activities was $26.5 million, and net cash used in financing activities was $42.8 million for the three month period ended March 31, 2013. We paid $6.6 million in dividends and dividend equivalents associated with stock-based compensation awards during the three month period ended March 31, 2013.

Equity earnings from our investment in an unconsolidated subsidiary for the three month period ended March 31, 2013 totaled $0.4 million. No distributions were received from our unconsolidated subsidiary during the three month period ended March 31, 2013.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that was lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for year ended December 31, 2013 and for the succeeding five years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Nine months ended December 31,	Year ended December 31,
	2013	2014	2015	2016	2017	2018
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$1,403	$884	$67	$—	$—	$—
Amortization of fair value debt discounts	7,695	7,058	4,103	2,583	1,907	1,209

Total amortization of GAAM purchase accounting adjustments	$9,098	$7,942	$4,170	$2,583	$1,907	$1,209

Market Conditions

The airline industry was profitable in most parts of the world in 2011 and 2012. Although we expect airlines to show increased profitability in 2013 compared to 2012, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers, continue to struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Contributing to the volatility of the aircraft leasing market conditions are macro-economic factors and political trends. There continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. Aircraft demand continues to increase each year, with aircraft manufacturers increasing their production rates to meet this demand. Currently, leased aircraft make up approximately 40% of the world wide commercial jet aircraft fleet that is in service and this percentage is expected to increase to 50% by 2020. Market conditions for lease rates are generally stable, dependent on aircraft type and age.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of operations of Fly for the three month periods ended March 31, 2013 and 2012.

Consolidated Statements of Income of Fly for the three months ended March 31, 2013 and 2012

	Three months ended March 31, 2013	Three months ended March 31, 2012
	(Dollars in thousands)
Revenues
Operating lease revenue	$107,374	$102,422
Equity earnings from unconsolidated joint ventures	422	1,855
Gain on sale of aircraft	6,451	—
Interest and other income	118	230

Total revenues	114,365	104,507

Expenses
Depreciation	34,536	34,175
Interest expense	31,021	37,022
Selling, general and administrative	9,704	9,417
Ineffective, dedesignated and terminated derivatives	(68)	(19)
Maintenance and other costs	1,390	878

Total expenses	76,583	81,473

Net income before provision for income taxes	37,782	23,034
Provision for income taxes	4,937	2,647

Net income	$32,845	$20,387

As of March 31, 2013 and 2012, we had 100 and 111 aircraft in our portfolio, respectively. As of March 31, 2013, we had 93 aircraft on lease to 52 lessees, compared to March 31, 2012, when 108 of our aircraft were on lease to 53 lessees.

	Three months ended March 31,		Increase/ Decrease
	2013	2012
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$80,108	$90,402	$(10,294)
End of lease revenue	30,599	15,880	14,719
Lease incentives	(1,934)	(1,704)	(230)
Other	(1,399)	(2,156)	757

Total operating lease revenue	$107,374	$102,422	$4,952

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended March 31, 2013, operating lease revenue totaled $107.4 million, an increase of $5.0 million as compared to the three month period ended March 31, 2012. The increase was primarily due to (i) $30.6 million of end of lease revenue resulting from the termination of leases in 2013 compared to $15.9 million in 2012 and (ii) additional revenue of $2.1 million from aircraft acquired in 2012. These increases were partially offset by (i) a decrease of $4.7 million due to aircraft sold in 2012 and 2013, and (ii) a $4.8 million decrease in revenues primarily due to lower lease rates.

For the three month periods ended March 31, 2013 and 2012, we recorded equity earnings from an unconsolidated subsidiary of $0.4 million and $1.9 million, respectively. We have a 57.4% interest in Fly-Z/C LP. On December 28, 2012 we sold our 15% interest in BBAM LP to Onex. Our equity earnings from BBAM LP were $1.5 million for the three month period ended March 31, 2012.

During the three month period ended March 31, 2013, we sold nine aircraft and recognized gain on sale of aircraft of $6.5 million. We did not sell any aircraft during the three month period ended March 31, 2012.

Interest expense was $31.0 million and $37.0 million for the three month periods ended March 31, 2013 and 2012, respectively. The decrease of $6.0 million was primarily due to (i) debt repayments made in 2012, (ii) reduction in the notional amounts of the associated derivative instruments and (iii) lower interest rate from refinancings completed in 2012.

Selling, general and administrative expenses were $9.7 million and $9.4 million for the three month periods ended March 31, 2013 and 2012, respectively. Share based compensation totaled $1.8 million and $0.8 million for the three month periods ended March 31, 2013 and 2012, respectively.

Maintenance and other leasing costs were $1.4 million and $0.9 million for the three month periods ended March 31, 2013 and 2012, respectively.

Provision for income taxes consisting primarily of Irish income tax was $4.9 million and $2.6 million for the three month periods ended March 31, 2013 and 2012, respectively. The effective tax rate was 13.1% and 11.5% for the three month periods ended March 31, 2013 and 2012, respectively. In conjunction with the sale of aircraft owned by an Australian subsidiary in 2013, we partially reversed $2.7 million of the valuation allowance we had established against a deferred tax asset recorded in connection with the acquisition of GAAM’s Australian assets. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.

Our consolidated net income was $32.8 million and $20.4 million for the three month periods ended March 31, 2013 and 2012, respectively.

Liquidity and Capital Resources

Cash Flows of Fly for the three months ended March 31, 2013 and 2012

We generated cash from operations of $49.9 million and $46.5 million for the three month periods ended March 31, 2013 and 2012, respectively. The increase of $3.4 million is primarily attributable to an increase in our cash earnings.

For the three month period ended March 31, 2013, cash provided by investing activities was $26.5 million compared to cash used in investing activities of $27.1 million for the three month period ended March 31, 2012. We sold nine aircraft in 2013 and received net cash proceeds of $31.0 million. Lessor maintenance contributions totaled $4.5 million and $1.3 million for the three month periods ended March 31, 2013 and 2012, respectively. In the three month period ended March 31, 2012, we used $26.0 million of cash to acquire an aircraft.

Cash used in financing activities for the three month period ended March 31, 2013 totaled $42.8 million. Cash provided by financing activities for the three month period ended March 31, 2012 totaled $57.1 million. In the three month period ended March 31, 2013, we: (i) made repayments on our secured borrowings totaling $38.0 million, (ii) increased our restricted cash accounts by $10.5 million and (iii) made dividends and dividend equivalent payments of $6.6 million. These were partially offset by net maintenance reserve receipts of $13.3 million. In the three month period ended March 31, 2012, we: (i) received net proceeds of $87.3 million from Note sales, (ii) borrowed $24.0 million to partially finance the acquisition of aircraft, (iii) reduced our restricted cash accounts by $48.5 million and (iv) had net maintenance reserve receipts of $8.0 million. These were partially offset by (i) repayments on our secured borrowings aggregating $104.8 million and (ii) dividends and dividend equivalents paid of $5.3 million.

Our Future Sources and Uses of Liquidity

Our primary sources of liquidity are cash on hand and cash generated by our aircraft leasing operations. We also generated net cash of $31.0 million from our aircraft sales during three month period ended March 31, 2013. Our business is very capital intensive, requiring significant investment in order to expand and maintain our fleet. We have a new $250.0 million acquisition facility which combined with our cash on hand will allow us to meet our near term growth objectives.

Growth beyond the near term will be funded primarily through additional borrowings and equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.

Our ability to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors which includes our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the availability of capital.

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations, debt service and cash to pay dividends to our shareholders. We have been dependent upon distributions from our subsidiaries to fund our operating expenses and our dividend payments.

We incur corporate operating expenses of approximately $6.0 million per quarter which includes the management fee of $2.6 million. The current quarterly dividend of $0.22 per share requires approximately $6.2 million of cash each quarter. As of March 31, 2013, our unrestricted cash balance totaled $196.7 million. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Dividends and Share Repurchases

From February 2009 to May 2012, we paid quarterly dividends of $0.20 per share. Commencing August 2012, we paid quarterly dividends of $0.22 per share, representing a 10% increase in the quarterly dividend. On April 15, 2013, we declared a dividend of $0.22 per share payable on May 20, 2013 to shareholders of record on April 30, 2013. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

We had a $25.0 million share repurchase program which expired in May 2013. On May 1, 2013, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the three month period ended March 31, 2013, we received $13.6 million of maintenance payments from lessees, made maintenance reserve disbursements of $0.3 million and also made maintenance contributions of $4.5 million.

Financing

Securitization

On October 2, 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes. As a result of this re-sale, we no longer hold any Notes and the outstanding principal amount of Notes is $650.1 million as of March 31, 2013, compared to $660.4 million at December 31, 2012.

The Notes bear interest at an adjustable interest rate equal to one-month LIBOR plus 0.67%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with a portion of the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. Principal payments during the three month period ended March 31, 2013 totaled $10.3 million. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants. As of March 31, 2013, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of March 31, 2013, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of our cash. The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

Nord LB Facility

In connection with 18 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). On February 6, 2012, we completed an extension of the Nord LB Facility to November 2018. We paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts on February 14, 2012.

The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap arrangements. The blended weighted average interest rate for the Nord LB Facility, excluding the debt discount amortization, was 4.17% as of March 31, 2013.

Under the terms of the Nord LB Facility:

•

We pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

•

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the Nord LB Facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

•

In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of aircraft. As of March 31, 2013, $499.8 million was outstanding under the Nord LB Facility and there was no default under the facility.

BOS Facility

In connection with 21 of the 49 acquired aircraft in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At March 31, 2013, 11 of these aircraft were financed through this facility. The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default.

As of March 31, 2013, the outstanding balance under the BOS Facility was $269.3 million.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 5.89% for the senior tranche and 7.39% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 1.63% for the senior tranche and 2.90% for the junior tranche. The weighted average interest rate on all outstanding amounts was 5.22% as of March 31, 2013, excluding the debt discount amortization. As of March 31, 2013, interest accrued on the facility totaled $0.4 million.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, we are required to prepay the loan on any aircraft upon the lease termination or sale of such aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months, during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the loan from our own funds on four successive occasions or on any six occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to re-pay the loan subject to the six month remarketing period described above.

There are no financial covenants in the BOS Facility. However, the BOS Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the finance aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of aircraft.

As of March 31, 2013, there was no default under the BOS Facility.

Term Loan

On August 9, 2012, through a wholly-owned subsidiary, we entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at a discount of 4%, or $15.8 million, bearing interest at one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. On December 18, 2012, we re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, the Company paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

The debt proceeds received from the Term Loan were applied towards (i) full repayment of the B&B Air Acquisition Facility which financed 16 aircraft and (ii) repayment of seven loans which were previously financed in the BOS Facility. The Term Loan was originally secured by 23 aircraft.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. We made a principal payment of $4.9 million during the first quarter of 2013. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of March 31, 2013, there was no breach of the LTV Maintenance Test. We are required to seek new appraisals semi-annually.

Until December 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by Fly on recourse basis. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed by the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft. We may substitute an aircraft with an appraised value equal to or greater than the subject aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

As of March 31, 2013, $385.1 million was outstanding and there was no default under the Term Loan. During the first quarter of 2013, we sold one aircraft financed through the Term Loan and as a result, 22 aircraft were financed under the Term Loan as of March 31, 2013.

Fly Acquisition II Facility

On November 7, 2012, we entered into a senior secured revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”). The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term. Borrowings under the Fly Acquisition II Facility may be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a continuing default and the accuracy of representations and warranties.

The Fly Acquisition II Facility has an availability period that ends on November 7, 2014. The outstanding aggregate amount of loans cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders. The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the CMV or BV appraisal.

During the availability period, we may re-borrow amounts repaid to the lenders. As of March 31, 2013, we had not drawn on the Fly Acquisition II Facility.

We will pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. However, prior to financing the acquisition of the first aircraft, such commitment fee will accrue and only be payable on the earlier of the first acquisition or May 15, 2013.

During the availability period, we are required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

We may make voluntary prepayments under the Fly Acquisition II Facility. In addition, we are required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft.

Borrowings under the Fly Acquisition II Facility will bear interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increases to 4.25%, 4.75% and 5.25%, respectively, for each subsequent year during the term.

Borrowings are secured by the beneficial interests in in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, we are required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans.

We are subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

As of March 31, 2013, there was no default under the Fly Acquisition II Facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of our rights, title and interest in the financed aircraft and related leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

As of March 31, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from December 2013 to February 2019. As of March 31, 2013, the total principal outstanding pursuant to these loans was $232.4 million, with interest rates ranging from 1.82% to 7.20%.

In connection with the sale of six aircraft during the three month period ended March 31, 2013, the buyer assumed the underlying debt and derivative contracts associated with the aircraft.

As of March 31, 2013, there was no default under any of these debt financings.

Capital Expenditures

We made no aircraft acquisitions during the three month period ended March 31, 2013.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2013, the weighted average age of the aircraft in our portfolio was 9.6 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into leases under which we receive a portion of the lease payments in Euros and Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with these leases, we entered into foreign currency derivative transactions. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of March 31, 2013, 83 out of our 93 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 10 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $20.9 million, and would have increased or decreased our revenues by $1.9 million on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. As of March 31, 2013, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $36.7 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $32.0 million or $34.8 million, respectively.

Foreign Currency Exchange Risk

We have leases pursuant to which we receive part of the lease payments in Euros or Australian dollars. We have entered into foreign currency hedging transactions related to these leases. Because of our swap agreements, changes in the foreign currency exchange would not have a material impact on our cash flows.

Item 4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2013, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended March 31, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 15, 2013 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

None.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit Number	Description of Exhibit

4.16	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.*

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.